Press Release	July 10, 2026

Largo Announces Receipt of Nasdaq Notification Regarding Minimum Bid Price Deficiency

All amounts expressed are in U.S. dollars, denoted by "$".

TORONTO - Largo Inc. ("Largo" or the "Company") (TSX: LGO) (NASDAQ: LGO), the world's largest primary vanadium producer, announces receipt of notification from the Nasdaq Stock Market LLC Listing Qualifications Department that it is not in compliance with the minimum bid price requirement set forth in Nasdaq Rule 5550(a)(2) since the closing bid price for the Company's common shares listed on Nasdaq was below US$1.00 for 30 consecutive business days. Nasdaq Rule 5550(a)(2) requires the shares to maintain a minimum bid price of US$1.00 per share, and Nasdaq Rule 5810(c)(3)(A) provides that failure to meet such a requirement exists when the bid price of the shares is below US$1.00 for a period of 30 consecutive business days.

These notifications do not impact the Company's listing on the Nasdaq Capital Market at this time. In accordance with Listing Rule 5810(c)(3)(A), the Company has a period of 180 calendar days from the date of notification to regain compliance with the minimum bid price requirement, during which time the shares will continue to trade on the Nasdaq Capital Market. If at any time before the 180 calendar day period, the bid price of the shares closes at or above US$1.00 per share for a minimum of 10 consecutive business days (subject to Nasdaq's discretion to extend this 10 day period under Rule 5810(c)(3)(H)), and the Company continues to meet the other listing requirements, Nasdaq will provide written notification that the Company has achieved compliance with the minimum bid price requirement and will consider such deficiency matters closed.

The Company is also listed on the Toronto Stock Exchange and the notification letter does not affect the Company's compliance status with such listing.

The Company intends to evaluate all available options to resolve the deficiency and regain compliance with Nasdaq Rule 5550(a)(2).

About Largo

Largo is the world's largest primary vanadium producer and a globally recognized supplier of high-quality vanadium products, sourced from its world-class Maracás Menchen Mine in Brazil. As one of the world's largest primary vanadium producers, Largo produces critical materials that empower global industries, including steel, aerospace, defense, chemical, and energy storage sectors. The Company is committed to operational excellence and sustainability, leveraging its vertical integration to ensure reliable supply and quality for its customers.

Largo is also strategically invested in the clean energy storage sector through its 37.4% ownership of Storion Energy, a joint venture with Stryten Energy focused on scalable domestic electrolyte production for utility-scale vanadium flow battery long-duration energy storage solutions in the U.S.

The Company also holds a 100% interest in the Northern Dancer Tungsten-Molybdenum property located in the Yukon Territory, Canada, and a 100% interest in the Currais Novos Tungsten Tailing Project near Natal, Brazil. Preliminary economic assessments were completed for each asset in 2011.

Largo's common shares trade on the Nasdaq Stock Market and on the Toronto Stock Exchange under the symbol "LGO". For more information on the Company, please visit www.largoinc.com.

For further information, please contact:

Investor Relations
Vera Abdo
Investor Relations Consultant
+1.640.223.6956
largoir@mzgroup.com

Neither the TSX nor Nasdaq has approved or disapproved the contents of this news release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

Cautionary Statement Regarding Forward-looking Information:

This press release contains "forward-looking information" and "forward-looking statements" within the meaning of applicable securities legislation. Forward-looking statements include, but are not limited to, statements regarding the Company's strategic positioning in the U.S. critical minerals market; and the Company's intention to evaluate available options to resolve the deficiency and regain compliance with Nasdaq Rule 5550(a)(2).

Forward-looking statements are necessarily based upon a number of estimates and assumptions including material estimates and assumptions related to the factors set forth below that, while considered reasonable by the Company as at the date of this press release in light of management's experience and perception of current conditions and expected developments, are inherently subject to significant business, economic, and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements, and undue reliance should not be placed on such statements and information. Such factors include, but are not limited to: general business and economic conditions and demand for minerals; demand for and changes in the spot and forward price of tungsten, V2O5 and other vanadium products, ilmenite, titanium dioxide pigment or certain other commodities (such as, diesel fuel, sulphuric acid, ammonia sulphate and electricity); receipt of regulatory and governmental approvals, permits and renewals in a timely manner; operating or technical difficulties in connection with mining or development activities; the availability of financing for operations and development; the Company's ability to fund operations and meet its financial obligations as they come due; the availability of funding for future capital expenditures; the ability to replace current funding on terms satisfactory to the Company increased costs and physical risks, including the impact of extreme weather events including heavy rainfall; the reliability of production, including, without limitation, access to massive ore: the ability to procure equipment, services and operating supplies in sufficient quantities and on a timely basis; that the estimates of the resources and reserves at the Maracás Menchen Mine and other mineral properties are within reasonable bounds of accuracy (including with respect to size, grade and recovery and the operational and price assumptions on which such estimates are based); the accuracy of the Company's mine plan at the Maracás Menchen Mine; changes in mineral production performance, exploitation, and exploration successes; diminishing quantities or grades of reserves; the ability to protect and develop technology and IP; business opportunities that may be presented to, or pursued by, the Company; attracting and retaining skilled personnel, directors and key employees; risks related to the failure of internal controls; the ability of management to execute the strategic goals and any potential strategic alternatives of the Company; uncertainty regarding future sales volumes and customer demand; changes in global trade policies, including the imposition of tariffs or other trade restrictions by the United States or other jurisdictions; changes in U.S. Government procurement priorities, defense budgets, or policies; compliance with export control, trade sanctions, and government contracting regulations; foreign currency exchange rate fluctuations; and the impact of inflation.

Forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved", although not all forward-looking statements include those words or phrases. In addition, any statements that refer to expectations, intentions, projections, guidance, potential, or other characterizations of future events or circumstances contain forward-looking information. Forward-looking statements are not historical facts nor assurances of future performance but instead represent management's expectations, estimates, and projections regarding future events or circumstances. Forward-looking statements are based on the Company's opinions, estimates and assumptions that it considered appropriate and reasonable as of the date such information is stated, subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Largo to be materially different from those expressed or implied by such forward-looking statements, including but not limited to those risks described in the annual information form of Largo and in its public documents filed on  www.sedarplus.ca and available on www.sec.gov from time to time. Although management of Largo has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated, or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Largo does not undertake to update any forward-looking statements, except in accordance with applicable securities laws. Readers should also review the risks and uncertainties sections of Largo's annual and interim MD&A, which also apply, and the associated filings made with the applicable Canadian and United States securities regulatory authorities.

Trademarks are owned by Largo Inc.